William D. O'Neal, Esq.
THE O'NEAL LAW FIRM, P.C.
17100 East Shea Boulevard
Suite 400-D
Fountain Hills, Arizona 85268
Phone: (480) 812-5058
Fax: (480) 816-9241
E-mail: theoneallawfim@yahoo.com


     July 5, 2006

Mark P. Shuman, ESQ.
Branch Chief- Legal
Securities & Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C.  20549

RE:  VGTel, Inc.
File # 333-134408

Dear Mr. Shuman:

     Further to our June 20, 2006 response letter to your comment letter dated June 2, 2006 we are hereby providing clarification concerning the issue whether the acquisition of the intellectual property is considered an acquisition of an asset or an acquisition of a business. There are certain criteria specified by EITF 98-3 to determine this issue.

     Under 98-3 an acquisition of an asset is deemed a purchase of a business if the following criteria are met:

     A-That the integrated set of activities and assets needs to be self sustaining

     B-A transfer that is in development stage and has not commenced planned principle operations is presumed not to be a business.

     C-The entity must continue normal operations to be considered a business

     D-The transferred asset is a business if goodwill is present.

     With reference to VGTel, Inc., the assets transferred were the intellectual property involved in the development of the VGTel system. The assets acquired were still in the development stages and were not yet fully developed. The acquirer has continued developing the product.

     It is the Company's opinion that no goodwill was transferred as part of the acquisition as there was no material client base in the predecessor company or even a finished product capable of generating revenues, which would generate goodwill.

     As far as the self sustaining criteria is concerned it is difficult to determine if this acquisition is self sustaining since at the time of acquisition, the product has not been completed and one was unsure if in fact it will result in a viable business.

     Additionally the seller of the above mentioned assets continued its operations utilizing its remaining assets and only sold this one particular asset

     It is the opinion of management that based upon the above an asset and not a business was acquired.


 We look forward to receiving your further comments.




/s/William D. O'Neal
July 5, 2006



c.c.   Kathleen Collins
         Branch Chief
         202-551-3730